VIA EDGAR

Cecilia Blye

Chief, Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

United States of America

December 20, 2017

Re: CGG

Form 20-F for the Fiscal Year ended December 31, 2016 Filed May 1, 2017 (File No. 1-14622) (the “20-F”)

On behalf of CGG (the “Company”, and together with its consolidated subsidiaries, the “Group”), I submit this response to the Staff’s comment letter dated December 7, 2017 on the Company’s above-referenced 20-F. Set forth below are the Company’s responses to the Staff’s comments. For your convenience, each comment is repeated below in bold italics, prior to the Company’s response.

1.	You state that you have current and ongoing relationships with customers in countries designated by the U.S. government as state sponsors of terrorism. You told us in your letter to us dated July 10, 2014 that you had operations in Sudan and Syria. Sudan and Syria are designated as state sponsors of terrorism by the U.S. Department of State and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of your past, current and anticipated contacts with Sudan and Syria since your letter, whether through subsidiaries, joint ventures or other direct or indirect arrangements. You should describe any goods, technology, technical data or services you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of those countries or entities they control.

Response

We take very seriously our obligations to comply with applicable U.S. export controls and sanctions laws, and we dedicate significant human and financial resources to implementing and enforcing our commitment to such compliance. We have internal policies governing our activities in each of Sudan and Syria that are designed to ensure compliance with applicable U.S. laws and regulations, including the sanctions programs administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) and the export controls administered

CGG

Tel: 01 64 47 45 00 Fax: 01 64 47 34 31 cgg.com	Tour Maine – Montparnasse 33, avenue du Maine 75015 Paris, France Société Anonyme au capital de 17 706 519 € N° 969 202 241 RCS Paris – code TVA UE : FR 16 969 202 241 – APE : 7010Z by the U.S. Department of Commerce’s Bureau of Industry and Security. Management has established a team consisting of individuals in France and the U.K. to oversee compliance with these laws and regulations. Among other things, we conduct training programs and maintain protocols and procedures designed to ensure that our U.S. subsidiaries and U.S. persons employed by or associated with the Group do not engage in activities that would violate or cause members of the Group to violate any applicable sanctions, laws or regulations.

We have not had since July 10, 2014, do not currently have, and do not anticipate having, any business activities or other contacts with Sudan or Syria.

2.	Please tell us the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period.

Response

We did not have any revenues associated with Sudan or Syria for the years ended December 31, 2014, 2015, 2016 and the nine-month period ended September 30, 2017.

We did not have any assets associated with Sudan or Syria as of December 31, 2014, 2015, 2016 and September 30, 2017.

We did not have any liabilities associated with Sudan as of December 31, 2014, 2015, 2016 and September 30, 2017. The table below shows our liabilities associated with Syria as of December 31, 2014, 2015, 2016 and September 30, 2017 in thousands of U.S. dollars and as a percentage of consolidated group liabilities and equity.

	As of December 31,						As of September 30,
	2014		2015		2016		2017
	(in U.S.$ thousands, except percentages)
Syria(1)	1,388	0.02%	1,385	0.03%	1,385	0.03%	1,385	0.03%

Total Group Liabilities and Equity	7,061,000	100.00%	5,513,000	100.00%	4,861,500	100.00%	4,319,000	100.00%

Note:

(1)	Liabilities are composed of trade payables related to expired contracts.

*            *             *

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please contact Luis Roth of Linklaters LLP in Paris, France (+33) 1 5643 5842 or luis.roth@linklaters.com.

Yours sincerely,

/s/ Béatrice Place-Faget

Béatrice Place-Faget

General Secretary & Group General Counsel

cc:	Pradip Bhaumik, U.S. Securities and Exchange Commission

Roger Schwall, U.S. Securities and Exchange Commission

Stéphane-Paul Frydman, CGG

Luis Roth, Linklaters LLP

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